SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

Farmland Partners, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

31154R 10 9

(CUSIP Number)

June 2, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31154R 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James C. Justice III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 154,018 shares of Common Stock

	6.	Shared Voting Power 0 shares of Common Stock

	7.	Sole Dispositive Power 154,018 shares of Common Stock

	8.	Shared Dispositive Power 0 shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 154,018 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.3% of Common Stock (1)

12.	Type of Reporting Person (See Instructions) IN

(1)  Calculated pursuant to Rule 13d-3.  The percentage is based on the number of shares of Common Stock of Farmland Partners, Inc. (“FPI”) outstanding at November 11, 2015, as reported in FPI’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015.

CUSIP No. 31154R 10 9

1.	Names of Reporting Persons. I .R.S. Identification Nos. of above persons (entities only) James C. Justice II

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares of Common Stock

	6.	Shared Voting Power 670,380 shares of Common Stock

	7.	Sole Dispositive Power 0 shares of Common Stock

	8.	Shared Dispositive Power 670,380 shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 670,380 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.6% of Common Stock (2)

12.	Type of Reporting Person (See Instructions) IN

(2)  Calculated pursuant to Rule 13d-3.  The percentage is based on the number of shares of Common Stock of Farmland Partners, Inc. (“FPI”) outstanding at November 11, 2015, as reported in FPI’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015.  The Reporting Person individually owns 0 shares of Common Stock. The Reporting Person has sole voting power and sole dispositive power over the shares of Common Stock held by James C. Justice Companies, Inc., Justice Farms of North Carolina, LLC, and Justice Coal of Alabama, LLC, and is therefore deemed to beneficially own the number of shares of Common Stock held by those entities; the shares held by these entities are reported in the aggregate at Items 5, 7 and 9 above.

CUSIP No. 31154R 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James C. Justice Companies, Inc. (Tax ID No. 22-3890016)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares of Common Stock

	6.	Shared Voting Power 118,925 shares of Common Stock

	7.	Sole Dispositive Power 0 shares of Common Stock

	8.	Shared Dispositive Power 118,925 shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 118,925 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.0% of Common Stock

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 31154R 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Justice Coal of Alabama, LLC (Tax ID No. 45-2354416)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Alabama

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares of Common Stock

	6.	Shared Voting Power 244,982 shares of Common Stock

	7.	Sole Dispositive Power 0 shares of Common Stock

	8.	Shared Dispositive Power 244,982 shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 244,982 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.0% of Common Stock

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 31154R 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Justice Farms of North Carolina, LLC (Tax ID No. 46-4423106)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Virginia

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares of Common Stock

	6.	Shared Voting Power 306,473 shares of Common Stock

	7.	Sole Dispositive Power 0 shares of Common Stock

	8.	Shared Dispositive Power 306,473 shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 306,473 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.6% of Common Stock

12.	Type of Reporting Person (See Instructions) OO

Introductory Note: This Schedule 13G relates to the shares of Common Stock of Farmland Partners, Inc. beneficially owned as of December 31, 2015 by the persons listed in Item 2.

Item 1.
	(a)	Name of Issuer Farmland Partners, Inc. (“FPI”)
	(b)	Address of Issuer’s Principal Executive Offices 4600 South Syracuse Street, Suite 1450, Denver, Colorado 80237

Item 2.
(a)

Name of Person Filing
This statement is being filed on behalf of James C. Justice II (“Mr. Justice II”), James C. Justice III (“Mr. Justice III”), James C. Justice Companies, Inc. (“Justice Inc.”), Justice Farms of North Carolina (“Justice North Carolina”), and Justice Coal of Alabama, LLC (“Justice Alabama,” and collectively with Mr. Justice II, Mr. Justice III, Justice Inc. and Justice North Carolina, the “Reporting Persons”). Mr. Justice II is the majority owner, and Mr. Justice III is the Executive Vice President, of Justice Inc., Justice North Carolina, and Justice Alabama. Mr. Justice II is Mr. Justice III’s father.

	(b)	Address of Principal Business Office or, if none, Residence 302 S. Jefferson Street, Roanoke, VA 24011
	(c)	Citizenship USA
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 31154R 10 9

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The percentages set forth in this Item 4 are based on there being 11,982,689 shares of Common Stock outstanding as of November 11, 2015, as disclosed in Farmland Partners, Inc. Form 10-Q for the period ended September 30, 2015 (filed on November 12, 2015).

Mr. Justice III:

(a)                                 Amount beneficially owned:  154,018

(b)                                 Percent of class:  1.3%

(c)                                  Number of shares as to which such person has:

(i)                                     Sole power to vote or to direct the vote: 154,018

(ii)                                  Shared power to vote or to direct the vote: -0-

(iii)                               Sole power to dispose or to direct the disposition: 154,018

(iv)                              Shared power to dispose or to direct the disposition: -0-

Mr. Justice II:

(a)                                 Amount beneficially owned:  670,380

(b)                                 Percent of class:  5.6%

(c)                                  Number of shares as to which such person has:

(i)                                     Sole power to vote or to direct the vote: -0-

(ii)                                  Shared power to vote or to direct the vote: 670,380

(iii)                               Sole power to dispose or to direct the disposition: -0-

(iv)                              Shared power to dispose or to direct the disposition: 670,380

Justice Inc.:

(a)                                 Amount beneficially owned:  118,925

(b)                                 Percent of class: 1.0%

(c)                                  Number of shares as to which such person has;

(i)                                     Sole power to vote or to direct the vote: -0-

(ii)                                  Shared power to vote or to direct the vote: 118,925

(iii)                               Sole power to dispose or to direct the disposition: -0-

(iv)                              Shared power to dispose or to direct the disposition: 118,925

Justice of North Carolina:

(a)                                 Amount beneficially owned:  306,473

(b)                                 Percent of class: 2.6%

(c)                                  Number of shares as to which such person has;

(i)                                     Sole power to vote or to direct the vote: -0-

(ii)                                  Shared power to vote or to direct the vote: 306,473

(iii)                               Sole power to dispose or to direct the disposition: -0-

(iv)                              Shared power to dispose or to direct the disposition: 306,473

Justice of Alabama:

(a)                                 Amount beneficially owned:  244,982

(b)                                 Percent of class: 2.0%

(c)                                  Number of shares as to which such person has;

(i)                                     Sole power to vote or to direct the vote: -0-

(ii)                                  Shared power to vote or to direct the vote: 244,982

(iii)                               Sole power to dispose or to direct the disposition: -0-

(iv)                              Shared power to dispose or to direct the disposition: 244,982

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Except as otherwise disclosed in periodic public filings with the Securities and Exchange Commission, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

The Reporting Persons have pledged the shares to a bank in connection with a loan. Upon a default, the Bank would have the right to vote and/or dispose of the shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
See Exhibits 1 and 2 attached hereto.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 1, 2016
Date

/s/ James C. Justice III
Signature

/s/ James C. Justice II
Signature

JAMES C. JUSTICE COMPANIES, INC.

By:	/s/ James C. Justice III
James C. Justice III, Executive Vice President

JUSTICE COAL OF ALABAMA, LLC

By:	/s/ James C. Justice III
James C. Justice III, Executive Vice President

JUSTICE FARMS OF NORTH CAROLINA, LLC

By:	/s/ James C. Justice II I
James C. Justice III, Executive Vice President